UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        under Section 12(b) or (g) of The Securities Exchange Act of 1934

                         CELEBRITY SPORTS NETWORK, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)

        Colorado                                      84-1521645
  ----------------------                   ----------------------------------
 (State of incorporation)                 (I.R.S. Employer Identification No.)

     1869 W. Littleton Boulevard, Littleton, Colorado          80120
     ------------------------------------------------         -------
       (Address of principle executive offices)              (Zip Code)

                                 (303) 703-9831
                            -------------------------
                           (Issuer's telephone number)

      Securities to be registered under Section 12 (b) of the Exchange Act:
                                      None

      Securities to be registered under Section 12 (g) of the Exchange Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of Class)

     Copies of all communications, including all communications sent to the agent for service, should be sent to:

                             David J. Babiarz, Esq.
                               Wendy H. Bird, Esq.
                       Overton, Babiarz & Associates, P.C.
                      7720 East Belleview Avenue, Suite 200
                            Englewood, Colorado 80111
                                 (303) 779-5900



                               Page 1 of 19 Pages

                       Exhibit Page is Located at Page 18.

                                TABLE OF CONTENTS



PART I                                                                       1
------

Item 1.  Description of Business                                             1

   Background                                                                1
   Plan of Operation                                                         1
   Industry Background and Competition                                       4
   Employees                                                                 4
   Facilities                                                                5

Item 2.  Management's Discussion And Analysis or Plan of Operation           5

   Introduction                                                              5
   Liquidity                                                                 5
   Results of Operations                                                     6

Item 3.  Description of Property                                             7

Item 4.  Security Ownership Of Certain Beneficial Owners and Management      7

         Changes in Control                                                  8

Item 5.  Directors and Executive Officers, Promoters and Control Persons     8

         Officers and Directors                                              8

Item 6.  Executive Compensation                                              9

Item 7.  Certain Relationships And Related Transactions                     10

   Initial Capitalization                                                   10
   Miscellaneous                                                            10

Item 8.  Description Of Securities                                          11

   Common Stock                                                             11
   Preferred Stock                                                          11
   Transfer Agent                                                           12
   Dividends                                                                12


PART II                                                                     12
-------

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
         and Related Stockholder Matters                                    12

   Potentially Limited Trading Market                                       12
   Market Price                                                             12
   Shares Available for Future Sale                                         12
   Holders                                                                  13
   Penny Stock Regulation                                                   13

Item 2.  Legal Proceedings                                                  13

Item 3.  Changes in and Disagreements With Accountants                      14

Item 4.  Recent Sales of Unregistered Securities                            14

Item 5.  Indemnification of Directors and Officers                          14


PART F/S                                                                    17
--------

Financial Statements                                                        17


PART III                                                                    18
--------

Item 1.  Exhibit Index                                                      18


SIGNATURES                                                                  19
----------

                                     PART I

Item 1.  Description of Business

Background
----------

     Celebrity Sports Network, Inc. is a Colorado corporation organized on August 27, 1999. The Company was formed in an effort to broaden the scope of appearances available to current and former professional athletes. David Preston, a former professional athlete and member of the Denver Broncos football organization, organized the Company with the objective of assisting other athletes in gaining a market for their speaking services and marketing those services to end-users. The Company also hopes to assist these athletes in refining their speaking and presentation skills to increase their marketability. Activities of the Company to date have been limited to organizational efforts, obtaining initial financing and developing its business plan. The Company's executive offices are located at 1869 W. Littleton Boulevard, Littleton, Colorado 80120, phone number (303) 703-9831 and web site address www.celebsports.com.

     The Company presently has fifty-four shareholders, no revenues and extremely limited capitalization. The Company raised $124,500 in a limited public offering in Colorado exempt from the registration requirements of applicable Federal securities laws. Proceeds from that offering have been used to repay obligations, for administrative expenses and as working capital for future operations. Management is making efforts to contact sports celebrities and develop a roster of qualified speakers. Once the Company has obtained a roster of sufficient individuals to warrant marketing, the Company will undertake efforts to contact end-users to market these services.

Plan of Operation
-----------------

     The Company's plan of operation is to obtain a roster of qualified clients and market their service to end-users for a profit. The success of this plan is dependent on three primary factors: (i) obtaining a roster of qualified, marketable personalities; (ii) successfully marketing their services to end-users; and (iii) structuring the transactions in a way to generate revenue to the Company. Due to its status as a development stage entity, the Company has only recently embarked on its plan. The success of the Company's business plan remains uncertain.

     The task of evaluating and attracting qualified clients will fall primarily on the Company's president, David Preston. Mr. Preston spent approximately four years as a starter with the Denver Broncos football organization. In that capacity, he was introduced to numerous other athletes, both active and retired, seeking an outlet for their non-athletic services. This is especially true for retired athletes, who are sometimes overlooked in the search for public speakers once their playing careers are completed. In recent years, Mr. Preston recognized the need to organize the services of these individuals. On that basis, the substance of the Company's business plan was born.

     Mr. Preston has undertaken efforts to formally develop a roster of qualified clients. Through his contacts with the Denver Broncos, Mr. Preston has access to both current and retired members of the organization, which should provide a ready source of talent. Due to his participation and contacts with the Denver Broncos, Mr. Preston will also have access to other existing and former professional football players. The anticipated group will form the basis for the Company's initial roster.

     In the opinion of management, many players make appearances and speeches on a sporadic basis. Such individuals are contacted through private and public organizations in the geographic area where the player spent his career or resides. It is the Company's intention to formalize this process for the benefit of its shareholders and the athletes.

     A portion of the initial screening process will include an evaluation of the athletes' talent. This evaluation will be based in part on the personal observation of Company personnel, as well as references from third party sources. In the event the athlete wishes to improve his or her speaking ability, the Company hopes to maintain a resource of training courses for the benefit of its clients.

     If the Company is successful in reaching an agreement with a number of athletes, efforts will be undertaken to market their service to third party users. Such marketing will be conducted through a variety of means, including print advertising, word-of-mouth referrals, maintenance of a Web page and direct mailings. The Company will endeavor to contact end-users directly, as well as through intermediaries such as incentive houses, event planners and destination management companies. While no formal marketing or feasibility studies have been conducted on the Company's behalf, management believes a sufficient market exists for speaking and appearances. Due to the wide exposure of professional sporting events via radio, television and print media, athletes enjoy a favorable reputation with the public at large. The most famous athletes are highly sought for speaking engagements. It will be the Company's objective to inform the public of the availability of lesser-known athletes whose services are more reasonably priced.

     Venues for the Company's clients are potentially numerous. Large and medium size corporations often hire public speakers to motivate employees and reward past accomplishments. Celebrities, including professional athletes, are also utilized as a means of marketing and promotion for those entities including appearances at trade shows and special events. Recognizable examples include Michael Jordan and Tiger Woods as spokespersons for Nike and John Elway for an automobile retailer. Significant funds are expended each year to retain the services of celebrities on behalf of corporate image and product sales.

     The Company's personnel will also target charities and other nonprofit organizations. These organizations frequently use celebrity speakers in conjunction with fund-raising activities to attract participants. Such activities include banquets, golf tournaments, auctions and advertisements. Again, well-recognized athletes are highly sought by these organizations. It will be the Company's goal to match lesser-known athletes with smaller charities desiring their services.

     A third source of potential customers includes government and quasi-government agencies, including school systems. Due to their status as recognizable public figures, athletes are highly sought as role models for school-aged children. While celebrities donate many of these appearances, management of the Company will endeavor to expand the number of such appearances as a means of promoting its services for private events.

     The final factor affecting the success of the Company's business plan will be the structure of the fee arrangement between the client and the end-user. It is out of this fee which the Company will collect its revenue. Management anticipates utilizing a combination of flat fees and percentage fees, depending on the event. In general, management anticipates that the Company will charge a flat fee for those events generating smaller fees to the athlete as a means of covering the overhead necessary to represent the client. Larger appearances may be structured as a percentage of the fee paid to the athlete or a combination of a flat fee and percentage, depending on the needs and objectives of the athlete. More specifically, the Company might charge a percentage fee for scheduling an appearance at a grand opening, autograph session, or awards banquet.

     Fees for individual client appearances such as these can range from $500 to $25,000, depending upon the nature of the event and the magnitude of the client. In this case it would be appropriate to charge a percentage rate of 10% to 20% of the fee collected. Another example would be to arrange for a group of celebrities to attend an event where the sponsor agrees in advance to compensate the group at a set fee. In this instance, a group of celebrities would be obtained for placement at the customer's event, and the Company would pay a prearranged fee to each celebrity and retain a flat fee to cover expenses. A third example would be to arrange for a guest speaker at a sports banquet, conference or special event. The fee for this type of appearance is potentially greater.

     Other methods of generating revenues, such as endorsement contracts, merchandise agreements, etc., may develop over time and management will be receptive to those types of opportunities. In any case, the fee amounts charged for the celebrity appearance, and that portion ultimately collected by the Company, will increase relative to the prominence of the celebrity. The costs to attend the events featuring the celebrities and the size of the audience will not generally relate to the fees charged. Due to the infancy of the Company's plan, no projections can be made as to the amount or timing of revenue.

     Management does not expect that start-up expenses to implement its business plan will be substantial. Proceeds from the Company's initial offering have been budgeted for a period of approximately of twelve months, primarily for marketing, promotion and consulting fees necessary to market the Company's service and general and administrative expenses. However, the long-term success of the Company will depend on the success of management in marketing the Company's service.

Industry Background and Competition
-----------------------------------

     The industry within which the Company proposes to operate may be described as marketing and promotion. However, the Company expects to operate in only a small segment of that industry representing sports personalities, to promote public speaking and appearances. This latter group is poorly defined and highly fragmented, in the opinion of management. The group is comprised of a wide array of participants, from business divisions of large advertising agencies to individual agents representing one or more personalities. In the opinion of management, competition is greatest to obtain personalities with the most recognized name and marketability.

     Most companies engaged in representing professional athletes are spread throughout the United States, primarily on the east and west coasts and metropolitan areas with the greatest concentration of sports teams, including Chicago, Texas and Colorado. Participants include larger entities providing a variety of services for athletes, including contract negotiation, marketing and promotion, tax, legal and financial planning, career management, counseling and professional development; agents representing individual athletes for purposes of contract negotiation and financial planning; divisions of advertising agencies; and entities similar to the Company who provide marketing and promotional services for former and current professional athletes. Some of these organizations represent the individual athletes, while others represent corporations and civic organizations seeking to retain the services of such athletes. Most of the entities in this group for which information was available report revenues less than $2,000,000 per year.

     Due to the Company's status as a newly organized, developmental stage entity, it will likely be at a competitive disadvantage with regard to existing entities. In addition to its status as a new entity, the Company has limited working capital and personnel. However, management believes it has a realistic opportunity to compete with existing participants.

Employees
---------

     The Company currently has one employee, David Preston, who serves as its President and Chief Executive Officer. David Preston will oversee all of the Company's operations and be primarily responsible for retaining athletes to serve as professional speakers. Additional individuals will be retained as independent contractors for the foreseeable future.

     Depending on the availability of working capital and the success of its marketing, the Company may also obtain the services of a part or full-time administrative assistant to help with bookkeeping, billing, scheduling and other administrative matters. In the absence of such an individual, Company employees or independent contractors will perform that function.

     The Company will also retain the services of various consultants from time-to-time to supplement its employees. Examples include attorneys and accountants to assist with regulatory and compliance matters and management and financial consultants to assist with strategic planning, marketing and promotion. Management does not believe obtaining qualified individuals will be a material impediment to the success of its business plan.

Facilities
----------

     The Company has executed a lease agreement with GLF2 LLC, an independent entity, effective January 1, 2000 to occupy its administrative and executive facilities located at 1869 W. Littleton Boulevard, Littleton, Colorado. The lease covers approximately 400 square feet and allows the Company access to secretarial space, reception services, conference and other common areas on a non-exclusive basis. The Company will pay $500 per month for rent plus expenses for common area maintenance for this space, which the Company believes will be sufficient for the Company's needs for the foreseeable future. The lease may be terminated upon 30 days notice from either party.

Item 2.  Management's Discussion And Analysis or Plan of Operation

Introduction
------------

     Celebrity Sports Network, Inc. is a development stage entity organized on August 27, 1999. Activities of the Company to date have been limited to organizational efforts and obtaining financing. The Company has no revenues to date.

     The following information discusses the financial condition and results of operation of the Company for the nine-month period ended September 30, 2000 and for the period from inception to December 31, 1999. For more complete information, reference is made to the financial statements included in this Registration Statement.

     Due to the absence of operating history, management has little or no basis to predict revenue or profitability for the current and upcoming fiscal year. Results of operations will depend in part upon the success of the Company's development of a roster of celebrity speakers and marketing to end-users, as well as general economic conditions.

Liquidity
---------

     September 30, 2000. At September 30, 2000, management believed the Company had sufficient liquidity and capital to meet its needs for the next twelve months. The Company's working capital at September 30, 2000 consisted of $74,524 of cash and current liabilities of $5,923, or working capital of $68,601. Working capital at September 30, 2000 represented an increase of $77,920 from fiscal year end December 31, 1999. That increase resulted from a limited public offering conducted by the Company primarily in the third quarter of the current fiscal year. Liabilities at September 30, 2000 consisted of accounts payable and accrued expenses in the amount of $5,923. Proceeds from the recent offering and issuance of short-term debt represent all of the Company's cash flow for the period ended September 30, 2000.

     During the nine-month period ended September 30, 2000, the Company issued an aggregate of 230,000 shares of Common Stock in a limited public offering for total proceeds $115,000, or $.50 per share. Offering costs for the offering were $8,500. The stock was sold by officers and directors of the Company and accordingly, no commissions were paid in connection with the offering. A portion of the proceeds was used to repay outstanding indebtedness to related parties, along with other outstanding expenses. The remainder of the proceeds is available for operations.

     A portion of the working capital available at September 30, 2000 will be spent on professional fees and expenses, including legal and accounting expenses incurred in connection with this Registration Statement. Remaining funds will be used by the Company to pay operating expenses. Capital requirements for the next twelve months include cash to pay vendors, employees and other general and administrative expenses. Management believes that a significant amount of the working capital will be devoted to expenses incurred in developing a roster of speakers (clients) and marketing expenses to arrange speaking or appearance engagements for the Company's clients. Management is of the opinion that the Company is totally dependent on commencement of operations and achievement of profitability or the obtaining of additional financing to continue as a going concern.

     December 31, 1999. The Company's working capital at December 31, 1999 consisted of $1400 of cash and current liabilities of $10,719, or a working capital deficit of $(9,319). Liabilities consisted of notes payable to officers in the amount of $10,500 and $219 in accrued interest payable. Proceeds from issuance of short-term notes represented all of the Company's cash flow for the period ended December 31, 1999. In the opinion of management, the Company's financial condition at December 31, 1999 warranted additional efforts to increase liquidity and available cash. As a result, the limited public offering discussed above was conducted.

     During the period ended December 31, 1999, the Company issued an aggregate of 1,700,000 shares of Common Stock for services valued at $1,700 or $.001 per share. The Company also received $2,000 in additional paid-in capital, representing the estimated fair market value of its facilities provided by an officer and shareholder.

Results of Operations
---------------------

     September 30, 2000. During the nine months ended September 30, 2000, the Company realized a net loss of $34,080, or $(.02) per share, on no revenue. Material operating expenses for the period included $5,383 in compensation to the Company's President, its only full-time employee, $10,000 for web site development costs, $5,000 in consulting fees, $5,054 in professional fees and $4,500 for rent. Management believes that a professional web site is integral to its success, given the popularity and broad reach of the Internet. The consulting fees were incurred pursuant to a consulting agreement entered into in January of 2000 for consulting services related to business plan development, developing a marketing plan, client development and general business development.

     Additionally, the Company repaid $26,082 in notes to directors and officers of the Company, including $25,000 in principal and $1,082 in interest. Management of the Company is of the opinion that the Company will continue to incur losses until such time, if ever, that the Company obtains a roster of qualified celebrities to generate revenues sufficient to cover operating and other expenses.

     December 31, 1999. For the period ended December 31, 1999, the Company realized a net loss of $7,519, or less than $(.01) per share, on no revenue. Operating expenses for the period included $1,700 in stock-based compensation, $3,500 for professional fees and $2,100 for rent and miscellaneous items.


Item 3.  Description of Property

     The Company owns no real property as of the date of the Registration Statement. The Company leases its executive and administrative offices pursuant to a month-to-month lease with the landlord. However, management deems such arrangement to be adequate for the Company's needs for the foreseeable future.



Item 4.  Security Ownership Of Certain Beneficial Owners and Management

     As of the date of this Registration Statement, there were a total of 1,940,000 shares of Common Stock of the Company outstanding, the only class of voting securities of the Company currently outstanding. The holders of Common Stock are entitled to one vote for each share held by them of record.

     The following tabulates holdings of Common Stock of the Company by each person who, as of the date of this Registration Statement, holds of record or is known by management of the Company to own beneficially more than 5% of the voting securities outstanding and, in addition, by all directors and officers of the Company individually and as a group. The table does not reflect up to 2,000,000 shares of Common Stock underlying the Company's Stock Option Plan. The shareholders listed below have sole voting and investment power.

Name                             Number of Shares   Percent of Voting Securities
----                             ----------------   ----------------------------

R. David Preston                     1,640,000                 84.54%
1869 W. Littleton Blvd.
Littleton, Colorado 80120

Scott M. Thornock                       50,000                  2.58%
1422 Delgany Street, Suite 12
Denver, CO 80202

All Officers and Directors
as a Group (2 persons)               1,690,000                 87.11%
----------------------

Each of the individuals listed in the foregoing table are officers and directors of the Company.

Changes in Control
------------------

     The Company knows of no arrangement, including the pledge by any person of securities of the Company, which may at a subsequent date result in a change of control of the Company.

Item 5.  Directors and Executive Officers, Promoters and Control Persons.

Officers and Directors
----------------------
The following individuals presently serve as officers and directors of the
Company:

Name                        Age             Position
----                        ---             --------
R. David Preston            45         Chairman of the Board of Directors,
                                       President and Chief Executive Officer

Scott M. Thornock           41         Secretary, Treasurer and Director

----------------------------

     Messrs. Preston and Thornock should be considered "founders" and "parents" of the Company (as such terms are defined by rule under the Securities Exchange Act of 1934, as amended), inasmuch as each has taken initiative in founding and organizing the business of the Company.

     Mr. Preston presently serves the Company as an employee pursuant to an employment contract, although his position as officer is at the will of the Board of Directors. Mr. Thornock serves at the will of the Board of Directors. All of the Directors are currently serving a term of office until the next annual meeting of shareholders and until their successors are duly elected and qualified. Each of the foregoing individuals has served in his current position since the Company's inception in August 1999.

     The following represents a summary of the business history of each of the foregoing individuals for the last five years:

     R. DAVID PRESTON. Mr. Preston is currently the president and sole shareholder of Preston & Associates, Inc., a privately-owned, Denver based real estate appraisal firm, a position he has occupied since 1992. Preston & Associates is active in the residential real estate market along the front range of Colorado. Mr. Preston was the President and CEO of Cash Flow Marketing, Inc., a Colorado corporation, from July 1997 to December 1998, until its merger with Mediquik Services, Inc. Prior to his association with those entities, Mr. Preston served as the head of the appraisal department for Colorado National Bank (now US Bank), a position he occupied from 1985 to 1993. Prior to that, Mr. Preston played in the National Football League where he spent all but one year with the Denver Broncos. He retired as the fourth leading rusher in Bronco history as a running back. In addition to these positions, Mr. Preston has been active as an investor in numerous business ventures, including restaurants, real estate development and oil and gas.

     Mr. Preston graduated with a bachelor of science, business administration in business management from Bowling Green University in 1977.

     SCOTT M. THORNOCK. Mr. Thornock has been the sole owner and manager of Paragon Real Estate and Development, LLC, a private Colorado company engaged in residential real estate development since November 1995. Simultaneously, he is the president, chief financial officer, secretary and a director of Nickebys.com, Inc., a publicly-held corporation engaged in marketing and sale of fine art, antiques and collectibles on the Internet and president, treasurer and a director of Posteralley.com, a private internet antique poster company. Mr. Thornock has occupied these positions since January 1999 and July 1999 respectively. Mr. Thornock has also been a principal in approximately thirty single-purpose real estate development companies since 1996. These entities were formed to acquire, develop, construct and sell real estate projects. Mr. Thornock served as president, chief financial officer, secretary and a director of Perseus Art Group, Inc., a publicly-held Colorado corporation ("PAG") from the date of PAG's inception on June 26, 1998, until his resignation on May 12, 1999. He served as the president, chief executive officer, treasurer and a director of Triad Development Corp., a publicly-held Colorado corporation, from the date of its inception on October 31, 1997, through the date of his resignation, and the transfer of a majority of his equity interest in the company, on April 2, 1999. Mr. Thornock served as the president, chief executive officer, treasurer, chief financial officer and director of Perfection Development Corporation ("PDC"), from April 18, 1997, the date of the organization of the company, through October 2, 1998, on which date he resigned as an executive officer and director of, and disposed of a portion of his equity ownership interest in, PDC. Mr. Thornock served as the vice president, chief financial officer, secretary and a director of Thor Management Group, Inc., from the date of that company's inception on January 9, 1998, through June 19, 1998, on which date control of the company changed and Mr. Thornock resigned his positions as an executive officer and director of the company. He served as the president, chief executive officer and a director of Pegasus Development Group, Inc., a publicly-held Colorado corporation, from the date of its organization on December 23, 1996, through October 22, 1997, on which date Mr. Thornock resigned as executive officer and director of, and disposed of his entire equity interest in, the company. He was also associated with Flanagan LaMee Real Estate, LLC as a real estate broker's associate from December 1995 through January 1997.

     Mr. Thornock received a bachelors of arts degree in history and a masters degree in business management from the University of Colorado in 1982 and 1994 respectively.

     No family relationships exist among the officers or directors of the Company.

Item 6.  Executive Compensation

     David Preston serves the Company pursuant to a one-year employment contract effective July 15, 2000. Mr. Preston is compensated at the rate of $24,000 per annum and is entitled to participate in employee benefit plans maintained by the Company, including insurance, stock option and profit sharing plans. The employment contract is renewable from year-to-year unless terminated by either the employee or the Company upon not less than 90 days advance written notice. The other officer presently serves without compensation.

     Directors are not compensated in their capacities as such, although each is entitled to be reimbursed for travel and other expenses incurred in connection with attendance at meetings. All of the officers, directors and employees are entitled to participate in the Stock Option Plan maintained by the Company.

Item 7.  Certain Relationships And Related Transactions

Initial Capitalization
----------------------

     As of October 15, 1999, the Company completed its initial capitalization by issuing an aggregate of 1,700,000 shares of Common Stock for aggregate consideration of $1,700 consisting of services rendered to the company. Of that amount, 1,640,000 shares were issued to Mr. Preston, 10,000 shares to Ms. Robbin Minkel and 50,000 shares to Mr. Thornock for a price of $.001 per share. Messrs. Preston and Thornock and Ms. Minkel were the sole members of the Board of Directors approving that transaction on behalf of the Company. Ms. Minkel resigned from the Company as an officer and director effective October 23, 2000 and returned 9,000 shares of Common Stock to the Company for cancellation.

     Also effective October 15, 1999, the Company borrowed an aggregate of $10,500 from two of its shareholders, Messrs. Preston and Thornock. These loans are represented by promissory notes, bear interest at the rate of 10% per annum and were paid in full on September 15, 2000. During the nine months ended September 30, 2000, Mr. Preston loaned the Company an additional $14,500 bearing interest at the rate of 10% per annum. These additional loans were also repaid in full on September 15, 2000.

Miscellaneous
-------------

     During the period from inception to December 31, 1999, the Company occupied office space and received administrative services pursuant to an informal arrangement with its president, David Preston. The Company occupied space in an office located in Mr. Preston's residence on a month-to-month basis and received secretarial and administrative services from an entity with which Mr. Preston is affiliated. As of the date of this Registration Statement, such services have been provided to the Company for no charge, but the Company has expensed $500 per month on its financial statements, based upon the estimated fair market value of the services received by the Company. Effective January 1, 2000, the Company relocated its office pursuant to a lease with an unaffiliated party.

     Effective January 6, 2000, the Company executed a Consulting Agreement with Paragon Real Estate and Development, LLC, a Colorado limited liability company. This agreement provided the Company with management consulting services in exchange for the payment of $5,000. Scott Thornock, an officer and director of the Company, is also the sole owner and manager of Paragon. The services to be provided under the Consulting Agreement have been completed and payment has been made in full.

     Management of the Company is of the opinion that the foregoing transactions were no less favorable than could have been obtained from unaffiliated third parties.

Item 8.  Description Of Securities

     The Company's authorized capital consists of 50,000,000 shares of Common Stock, $.001 par value and 10,000,000 shares of Preferred Stock, $.001 par value. The following description of the Company's securities is qualified in its entirety by reference to the Company's Articles of Incorporation, as amended, a copy of which is available upon request to the Company.

Common Stock
------------

     Each share of Common Stock is entitled to one vote at all meetings of shareholders. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of Common Stock. The Articles of Incorporation of the Company prohibit cumulative voting in the election of directors. In the event of liquidation, dissolution or winding up of the Company, holders of shares of Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities and all liquidation preferences, if any, granted to holders of the Company's Preferred Stock.

     All of the Company's issued and outstanding Common Stock is fully paid and non-assessable and is not subject to any future call.

Preferred Stock
---------------

     The Articles of Incorporation vest the Board of Directors of the Company with authority to divide the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Colorado and the Articles of Incorporation in respect to, among other things, (i) the number of shares to constitute such series and the distinctive designations thereof; (ii) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; (iii) whether Preferred Stock may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (iv) the liquidation preferences payable on Preferred Stock in the event of involuntary or voluntary liquidation; (v) sinking fund or other provisions, if any, for redemption or purchase of Preferred Stock; (vi) the terms and conditions by which Preferred Stock may be converted, if the Preferred Stock of any series are issued with the privilege of conversion; and (vii) voting rights, if any.

Transfer Agent
--------------

     The Company has retained Corporate Stock Transfer, Inc., a Colorado corporation, located at 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209 to act as its transfer agent.

Dividends
---------

     No dividend has been declared or paid by the Company on its shares of Common Stock since inception and no dividends on shares of Common Stock are contemplated in the foreseeable future. Any earnings of the Company will be reinvested in the Company's business for the foreseeable future.


                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.


Potentially Limited Trading Market
----------------------------------

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future following the effective date of this Registration Statement.

     In addition to rules regulating sales of penny stocks, discussed below, trading in the Company's Common Stock may be limited by the "Blue Sky" statutes enacted by individual states. Initial sale and distribution of the Company's Common Stock was restricted to residents of the State of Colorado. Since the sale of the Common Stock was not qualified in any additional states, trading in any after-market may be limited. While the Company will seek to overcome this obstacle by obtaining listing in Standard and Poors Corporation Records or another recognized securities manual, there is no assurance that such efforts will be successful or that a market will develop. Purchasers of the Common Stock may therefore have difficulty selling their shares, should they desire to do so.

Market Price
------------

     The Company's Common Stock is not quoted at the present time.

Shares Available for Future Sale
--------------------------------

     An aggregate of 1,690,000 shares of the Common Stock presently outstanding are "restricted securities" within the meaning of the 1933 Act and may hereafter be sold in compliance with Rule 144 promulgated thereunder. Rule 144 provides, among other things, and subject to certain limitations, that a person holding restricted securities for a period of one year may sell, every three months, those securities in brokerage transactions equal to 1% of the Company's outstanding Common Stock or the average weekly trading volume during the four weeks preceding the sale, whichever amount is greater. After two years, holders of restricted stock who are not affiliates of the Company may apply to sell all restricted stock free of restrictions. Possible sales of the Company's Common Stock pursuant to Rule 144 may have a depressive effect on the price of the Company's Common Stock. All of the restricted shares of Common Stock presently outstanding were issued in October of 1999, and will be available for sale free of restrictions by fall of 2001.

Holders
-------

     There are fifty-four holders of the Company's Common Stock as of the date of this Registration Statement.

Penny Stock Regulation
----------------------

     In the event the Company is successful in obtaining listing of its Common Stock on the OTC Bulletin Board, investors should be aware of limitations on marketing securities characterized as "penny stocks" under existing securities statutes and regulations. Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

     If the Company is successful in obtaining listing of its Common Stock, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

Item 2.  Legal Proceedings

     The Company knows of no legal proceeding to which it is a party or to which any of its property is subject which are either pending, threatened or contemplated, nor are there any unsatisfied judgments against the Company.

Item 3.  Changes in and Disagreements With Accountants

     The Company has retained its accountants, Cordovano and Harvey, P.C., 201 Steele Street, Suite 300, Denver, Colorado 80206 since its inception and there are no disagreements with the findings of said accountants.

Item 4.  Recent Sales of Unregistered Securities

     On October 15, 1999, the Company completed its initial capitalization by selling an aggregate of 1,700,000 shares to its directors, 1,640,000 shares to Mr. Preston, 50,000 shares to Mr. Thornock and 10,000 shares to Ms. Minkel. This offering was conducted under Section 4(2) of the Securities Act, as each individual was afforded access to information typically contained in a registration statement under such Act, and each was able to fend for himself in the transaction. Securities were sold for an aggregate consideration of $1,700 or $.001 per share, consisting of services provided by each individual in connection with the Company's organization.

     In October of 2000, the Company completed a limited public offering pursuant to the provisions of Regulation D, Rule 504 of the Securities Act and registered under provisions of the Colorado Securities Act. The Company sold an aggregate of 249,000 shares of Common Stock at an offering price of $.50 per share for aggregate proceeds of $124,500. Those securities were sold to a group of individuals consisting of friends, relatives and business associates of the founders of the Company, all residents of the state of Colorado. All sales were made by the Company through its officers and directors.

Item 5.  Indemnification of Directors and Officers

     Article IX of the Company's Articles of Incorporation contain provisions providing for the Indemnification if directors and officers of the Company as follows:

          The Board of Directors of the Corporation shall have the power to:

          Section 1. Indemnify any director, officer, employee or agent of the Corporation to the fullest extent permitted by the Colorado Business Corporation Act as presently existing or as hereafter amended.

          Section 2. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article IX.

          Section 3. Purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article IX.

          The indemnification provided by this Article IX shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, and Bylaws, agreement, vote of shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 7-109-103 of the Colorado Business Corporation Act (the "Act") provides that a corporation organized under Colorado law shall be required to indemnify a person who is or was a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or fiduciary or agent of another corporation or other entity or of any employee benefit plan (a "Director") or officer of the corporation and who was wholly successful, on the merits or otherwise, in defense of any threatened, pending or complete action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), in which he was a party, against reasonable expenses incurred by him in connection with the Proceeding, unless such indemnity is limited by the corporation's articles of incorporation.

     Section 7-109-102 of the Act provides, generally, that a corporation may indemnify a person made a party to a proceeding because the person is or was a Director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the Corporation, the person's conduct was in the corporation's best interests and, in all other cases, his or her conduct was at least not opposed to the corporation's best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. A corporation may not indemnify a Director in connection with any Proceeding by or in the right of the corporation in which the Director was adjudged liable to the corporation or, in connection with any other Proceeding charging the Director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the Director was judged liable on the basis that he or she derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding.

     Under Section 7-109-107 of the Act, unless otherwise provided in the articles of incorporation, a corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a Director and may indemnify an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

     Section 7-108-402 of the Act provides, generally, that the articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in section 7-108-403, or
(iv) any transaction from which a director directly or indirectly derived an improper personal benefit. Such provision may not eliminate or limit the liability of a director for any act or omission occurring prior to the date on which such provision becomes effective.

     The Company's Articles of Incorporation limit director's liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Colorado law.

                                    PART F/S

Financial Statements
--------------------

     The financial statements of the Company are attached to this Registration Statement and filed as a part thereof.

                         CELEBRITY SPORTS NETWORK, INC.
                          (A Development Stage Company)


                          Index to Financial Statements

                                                                          Page
                                                                          ----




Independent auditors' report.............................................  F-2
Balance sheets, September 30, 2000 and December 31, 1999.................  F-3
Statements of operations, for the nine months ended September 30, 2000, for the period from August 27, 1999 (inception) through December
     31, 1999 and for the period from August 27, 1999 (inception)
     through September 30, 2000..........................................  F-4
Statement of shareholders' equity (deficit), for the period from
     August 27, 1999 (inception) through September 30, 2000..............  F-5
Statements of cash flows, for the nine months ended September 30, 2000, for the period from August 27, 1999 (inception) through December
     31, 1999 and for the period from August 27, 1999 (inception)
     through September 30, 2000..........................................  F-6
Summary of significant accounting policies...............................  F-7
Notes to the financial statements........................................  F-9

To the Board of Directors and Shareholders of Celebrity Sports Network, Inc.

                          INDEPENDENT AUDITORS' REPORT

We have audited the balance sheets of Celebrity Sports Network, Inc. (a development stage company) as of September 30, 2000 and December 31, 1999, and the related statements of operations, shareholders' equity (deficit), and cash flows for the nine months ended September 30, 2000, from August 27, 1999 (inception) through December 31, 1999 and from August 27, 1999 (inception) through September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Celebrity Sports Network, Inc. as of September 30, 2000 and December 31, 1999, and the results of its operations and its cash flows for the nine months ended September 30, 2000, from August 27, 1999 (inception) through December 31, 1999 and from August 27, 1999 (inception) through September 30, 2000, in conformity with generally accepted accounting principles.

Celebrity Sports Network, Inc. issued $25,000 in debt instruments to its officers, which were repaid as of September 30, 2000. Accrued interest expense related to the debt instruments totaling $1,082 was also paid to the officers through September 30, 2000.




Cordovano and Harvey, P.C.
Denver, Colorado
October 13, 2000



                                     CELEBRITY SPORTS NETWORK, INC.
                                     (A Development Stage Company)


                                             Balance Sheets


                                                                              September 30, December 31,
                                                                                  2000          1999
                                                                                ---------    ---------
Assets
Cash                                                                            $  74,524    $   1,400
Deferred offering costs                                                              --          5,500
                                                                                ---------    ---------
                                                                                $  74,524    $   6,900
                                                                                =========    =========


Liabilities and shareholders' equity (deficit)
Liabilities
      Accounts payable and accrued expenses                                     $   5,923    $    --
      Notes payable to officers (Note B)                                             --         10,500
      Accrued interest on notes payable to officers (Note B)                         --            219
                                                                                ---------    ---------
                                                            Total liabilities       5,923       10,719
                                                                                ---------    ---------

Shareholders' equity (deficit) (Notes B & D)
      Preferred stock, $.001 par value; 10,000,000 shares authorized;
        -0- and -0- shares issued and outstanding, respectively                      --           --
      Common stock, $.001 par value; 50,000,000 shares authorized;
        1,930,000 and 1,700,000 shares issued and outstanding,
        respectively                                                                1,930        1,700
      Additional paid-in capital                                                  108,270        2,000
      Deficit accumulated during development stage                                (41,599)      (7,519)
                                                                                ---------    ---------
                                         Total shareholders' equity (deficit)      68,601       (3,819)
                                                                                ---------    ---------

                                                                                $  74,524    $   6,900
                                                                                =========    =========





                     See accompanying summary of significant accounting policies and notes to the financial statements.


                                                  F-3

                                CELEBRITY SPORTS NETWORK, INC.
                                 (A Development Stage Company)

                                   Statements of Operations


                                                                    August 27,    August 27,
                                                                      1999           1999
                                                    Nine Months    (Inception)   (Inception)
                                                       Ended        Through        Through
                                                    September 30,  December 31,  September 30,
                                                       2000           1999           2000
                                                   -----------    -----------    -----------

Operating expenses:
     Compensation and payroll taxes                $     5,383    $      --      $     5,383
     Web site development                               10,000           --           10,000
     Consulting, related party (Note B)                  5,000           --            5,000
     Stock-based compensation (Note B)                    --            1,700          1,700
     Professional fees                                   5,054          3,500          8,554
     Rent                                                4,500           --            4,500
     Rent, related party (Note B)                         --            2,000          2,000
     Other                                               3,280            100          3,380
                                                   -----------    -----------    -----------
                            Operating loss             (33,217)        (7,300)       (40,517)


Interest expense (Note B)                                 (863)          (219)        (1,082)
                                                   -----------    -----------    -----------
              Net loss before income taxes             (34,080)        (7,519)       (41,599)

Income taxes (Note C)                                     --             --             --
                                                   -----------    -----------    -----------

                                      Net loss     $   (34,080)   $    (7,519)   $   (41,599)
                                                   ===========    ===========    ===========


Basic loss per common share                        $     (0.02)   $      *
                                                   ===========    ===========
Basic weighted average common shares outstanding     1,714,167      1,044,094
                                                   ===========    ===========

 *   Less than $.01 per share

                See accompanying summary of significant accounting policies and notes to the financial statements.


                                              F-4




                                      CELEBRITY SPORTS NETWORK, INC.
                                       (A Development Stage Company)

                                Statement of Shareholders' Equity (Deficit)

                          August 27, 1999 (inception) through September 30, 2000




                                                            Preferred stock             Common Stock
                                                        -------------------------  ----------------------
                                                         Shares        Par Value     Shares     Par Value
                                                        --------       ----------  ----------   ---------
October 15, 1999, shares issued to officers for
   services related to organizing the Company,
   valued at the fair value of the services
   ($.001/share) (Notes B)                                   --         $    --     1,700,000   $   1,700
Office space provided by an officer
   (Note B)                                                  --              --          --          --
Net loss for the period from August 27, 1999
   (inception) through December 31, 1999                     --              --          --          --
                                                        ---------       ---------   ---------   ---------
                          Balance, December 31, 1999         --              --     1,700,000       1,700

September 15, 2000, shares sold in a limited
   public offering, less offering costs of
   $8,500 ($.50/share) (Note D)                              --              --       230,000         230
Net loss for the nine months ended
   September 30, 2000                                        --              --          --          --
                                                        ---------       ---------   ---------   ---------

                         Balance, September 30, 2000         --         $    --     1,930,000   $   1,930
                                                        =========       =========   =========   =========


Table continues on following page.

                     See accompanying summary of significant accounting policies and notes to the financial statements.

                                                    F-5


                              CELEBRITY SPORTS NETWORK, INC.
                               (A Development Stage Company)

                        Statement of Shareholders' Equity (Deficit)

                  August 27, 1999 (inception) through September 30, 2000
                                       (Continued)


                                                                       Deficit
                                                                      Accumulated
                                                         Additional    During the
                                                          Paid-in     Development
                                                          Capital       Stage        Total
                                                          --------    ---------    ---------
October 15, 1999, shares issued to officers for
   services related to organizing the Company,
   valued at the fair value of the services
   ($.001/share) (Notes B)                                $    --     $    --      $   1,700
Office space provided by an officer
   (Note B)                                                   2,000        --          2,000
Net loss for the period from August 27, 1999
   (inception) through December 31, 1999                       --        (7,519)      (7,519)
                                                          ---------   ---------    ---------
                          Balance, December 31, 1999          2,000      (7,519)      (3,819)

September 15, 2000, shares sold in a limited
   public offering, less offering costs of
   $8,500 ($.50/share) (Note D)                             106,270        --        106,500
Net loss for the nine months ended
   September 30, 2000                                          --       (34,080)     (34,080)
                                                          ---------   ---------    ---------

                         Balance, September 30, 2000      $ 108,270   $ (41,599)   $  68,601
                                                          =========   =========    =========


             See accompanying summary of significant accounting policies and notes to the financial statements.

                                           F-5-a

                                    CELEBRITY SPORTS NETWORK, INC.
                                     (A Development Stage Company)

                                       Statements of Cash Flows


                                                                                August 27,     August 27,
                                                                                  1999           1999
                                                                 Nine Months   (Inception)    (Inception)
                                                                    Ended        Through       Through
                                                                September 30,  December 31,   September 30,
                                                                    2000           1999           2000
                                                                 ---------      ---------      ---------
Cash flows from operating activities:
     Net loss                                                    $ (34,080)     $  (7,519)     $ (41,599)
     Transactions not requiring cash:
        Common stock issued for services (Note B)                     --            1,700          1,700
        Office space provided by an affiliate (Note B)                --            2,000          2,000
        Changes in operating liabilities:
           Accounts payable and accrued expenses                     5,704            219          5,923
                                                                 ---------      ---------      ---------
Net cash used in operating activities                              (28,376)        (3,600)       (31,976)
                                                                 ---------      ---------      ---------
Cash flows from financing activities:
     Proceeds from issuance of debt (Note B)                        14,500         10,500         25,000
     Debt repayments (Note B)                                      (25,000)          --          (25,000)
     Proceeds from sale of common stock                            115,000           --          115,000
     Payments for offering costs                                    (3,000)        (5,500)        (8,500)
                                                                 ---------      ---------      ---------
Net cash provided by financing activities                          101,500          5,000        106,500
                                                                 ---------      ---------      ---------

                                        Net change in cash          73,124          1,400         74,524
Cash, beginning of period                                            1,400           --             --
                                                                 ---------      ---------      ---------

                                        Cash, end of period      $  74,524      $   1,400         74,524
                                                                 =========      =========      =========

Supplemental disclosure of cash flow information:
Cash paid during the period for:
     Interest (Note B)                                           $   1,082      $    --        $    --
                                                                 =========      =========      =========
     Income taxes                                                $    --        $    --        $    --
                                                                 =========      =========      =========


                      See accompanying summary of significant accounting policies and notes to the financial statements.

                                                  F-6

                         CELEBRITY SPORTS NETWORK, INC.
                          (A Development Stage Company)

                   Summary of Significant Accounting Policies

Development stage company

Celebrity Sports Network, Inc. (the "Company") is in the development stage in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 7 "Accounting and Reporting by Development Stage Enterprises".

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Deferred offering costs

The Company incurred legal and accounting fees related to the preparation of an offering memorandum to be used in the offer and sale of its common stock during the periods presented. These costs were deducted from the gross proceeds at the offering's conclusion.

Earnings (loss) per share

The Company reports earnings (loss) per share using a dual presentation of basic and diluted earnings per share. Basic earnings (loss) per share excludes the impact of common stock equivalents. Diluted earnings (loss) per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no variance between the basic and diluted earnings (loss) per share.

                         CELEBRITY SPORTS NETWORK, INC.
                          (A Development Stage Company)

                   Summary of Significant Accounting Policies

Web site development

The Company expenses all internal and external costs incurred to develop internal-use computer software. As a development stage company, management has determined there is no assurance that the web site will provide substantive service potential to the Company.

Fair value of financial instruments

SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The Company has determined, based on available market information and appropriate valuation methodologies, the fair value of its financial instruments approximates carrying value. The carrying amounts of cash, accounts payable and other current liabilities approximate fair value due to the short-term maturity of the instruments.

Year-end

The Company selected December 31 as its accounting and tax year-end.

Stock-based compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995. This accounting standard permits the use of either a "fair value based method" or the "intrinsic value method" defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) to account for stock-based compensation arrangements. Companies that elect to use the method provided in APB 25 are required to disclose pro forma net income and pro forma earnings per share information that would have resulted from the use of the fair value based method. The Company adopted SFAS No. 123 during the period ended December 31, 1999; however, the Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB 25. No pro forma disclosures have been included with the accompanying financial statements as there was no pro forma effect to the Company's net loss or loss per share.

                         CELEBRITY SPORTS NETWORK, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements

Note A: Background

     The Company was incorporated under the laws of Colorado on August 27, 1999. The principal activities since inception have been organizational matters, the issuance of promissory notes to officers and the sale of its $.001 par value common stock. The Company was formed in an effort to broaden the scope of public appearances available to current and former professional athletes. The Company plans to obtain a roster of qualified clients and market their service to end-users.

Note B: Related party transactions

     An officer provided office space to the Company at no charge from August 27, 1999 (inception) through December 31, 1999. The office space was valued at $500 per month based on the market rate in the local area and is included in the accompanying financial statements as rent expense with a corresponding credit to contributed capital. The Company entered into an operating lease with an unrelated third party to rent office space on a month-to-month basis, which commenced on January 1, 2000. The Company makes monthly payments of $500 under the lease.

     On September 15, 2000, the Company paid an affiliate $5,000 for consulting services performed during the nine months ended September 30, 2000. Under the terms of the consulting agreement, the affiliate provided advice to the Company related to business plan development, marketing plan development, and client development.

     On October 15, 1999, the Board of Directors approved the issuance of 1,700,000 shares of the Company's $.001 par value restricted common stock to three officers/directors of the Company in exchange for services related to the organization of the Company. The transaction was recorded at the fair value of the services. Stock-based compensation expense of $1,700 was recognized in the accompanying financial statements during the period ended December 31, 1999. These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Securities Act of 1933, as amended.

     On October 19, 1999, two officers loaned the Company a total of $10,500 for working capital in exchange for promissory notes. Notes payable consist of the following:

                                               September 30,     December 31,
                                                    2000             1999
                                               -------------     ------------
           Notes payable to officer,
           interest rate at 10.00
           percent, due on demand, unsecured   $       --        $     7,000

           Notes payable to officer,
           interest rate at 10.00
           percent, due on demand, unsecured           --              3,500
                                               -------------     ------------
                                               $       --        $    10,000
                                               =============     ============

                         CELEBRITY SPORTS NETWORK, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements

     During the nine months ended September 30, 2000, the president loaned the Company an additional $14,500 for working capital in exchange for promissory notes. All notes and related accrued interest were repaid to the officers on September 15, 2000. Accrued interest expense on the promissory notes totaled $-0- and $219 as of September 30, 2000 and December 31, 1999, respectively. Interest expense on the notes totaled $863 and $219 for the nine months ended September 30, 2000 and for the period ended December 31, 1999, respectively.

Note C: Income taxes

     A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:

                                             September 30,       December 31,
                                                 2000                1999
                                             -------------       ------------
          U.S. Federal statutory granted
          rate                                  15.00%               15.00%
          State oncome tax rate,
           net of federal benefit                4.04%                4.04%
          Deferred offering costs                1.67%               13.92%
          Net operating loss for which no tax
           benefit is currently available      -20.71%              -32.96%
                                             -------------       ------------
                                                 0.00%                0.00%
                                             =============       ============


     At September 30, 2000, deferred taxes consisted of a net tax asset of $9,537, due to operating loss carryforwards of $50,099, which was fully allowed for, in the valuation allowance of $9,537. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the nine months ended September 30, 2000 and from August 27, 1999 (inception) through December 31, 1999 were $7,059 and $2,478, respectively. Net operating loss carryforwards will expire through 2020.

     The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Note D: Shareholders' equity

     During the nine months ended September 30, 2000, the Company conducted a limited public offering whereby it sold 230,000 shares of its $.001 par value common stock for $.50 per share pursuant to an exemption from registration claimed under Regulation D and Section 3(b) of the Securities Act of 1933, as amended. The Company received net proceeds of $106,500 after deducting offering costs totaling $8,500.

                         CELEBRITY SPORTS NETWORK, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements

Note E: Subsequent event

     During October of 2000, the Company sold an additional 19,000 shares of its common stock through the private placement offering. The Company received $9,500 from the subsequent sales.

                                    PART III

Item 1.  Exhibit Index                                             Sequential
                                                                   page number

No.      Description
---      -----------

(2)      Not applicable

(3)      Charters and by-laws

          (i) Articles of Incorporation, as filed with the Colorado Secretary of State on August 27, 1999;

          (ii) Amended and Restated Articles of Incorporation, as filed with the Colorado Secretary of State on December 8, 1999;

          (iii) Bylaws

(4)      Not applicable

(9)      Not applicable

(10)     Not applicable

(11)     Not applicable

(16)     Not applicable

(21)     Not applicable

(24)     Not applicable

*(27)    Financial Data Schedule


*filed herewith

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


         Celebrity Sports Network, Inc.


         By: /s/ R. David Preston
            ----------------------------------
            R. David Preston, President


         Date:  November 13, 2000
             ---------------------------------

                                       19